
UNITED STATES
ЭCURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-053494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED
JUN 1 4 2006
THOMSON
FINANCIAL

REPORT FOR THE PERIOD BEGINNING____1/01/05____ AND ENDING____12/31/05____
                                    mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATAPULT ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3075
                    (No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON LISSAK   (415) 593-4520
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
            (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

RECEIVED
MAR 0 6 2006
WASH. D.C.
152

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **RON LISSAK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CATAPULT ADVISORS LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANDREA M. TERWILLIGER
COMM. #1532901
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 9, 2008

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Catapult Advisors LLC

Table of Contents

Independent Auditor's Report

Managing Member
Catapult Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the Company) as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catapult Advisors LLC at December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 24, 2006

CATAPULT ADVISORS LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	547,852
Prepaid expenses and other assets		19,515
Furniture and equipment, net of		
$9,929 accumulated depreciation		5,092
Total assets	$	572,459

Liabilities and Members' Equity

Accounts payable and accrued expenses	$		8,835
Bonus payable			119,359
Capital lease obligation			195
Other liabilities			10,000
Total liabilities			138,389
Members' equity			
Class A, 715 units	$	329,631	
Class B, 5,000 units		104,439	
Total members' equity			434,070
Total liabilities and member's equity	$		572,459

See independent auditor's report and accompanying notes.

4

CATAPULT ADVISORS LLC

Statement of Income

For the Year Ended December 31, 2005

Revenues:		
Investment banking fees	$	727,450
Interest income		2,182
Other income		1,055
Total revenue		730,687
Expenses:		
Compensation		433,005
Rent		62,056
Professional fees		51,240
Research costs		21,471
Depreciation		3,600
Other operating expenses		39,156
Total expenses		610,528
Income before income taxes		120,159
Tax provision		800
Net income	$	119,359

CATAPULT ADVISORS LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2005

	Class A	Class B	Total
Members' Equity at December 31, 2004	$ 324,015	$ 65,064	$ 389,079
Net Income	14,920	104,439	119,359
Distributions	(9,304)	(65,064)	(74,368)
Members' Equity at December 31, 2005	$ 329,631	$ 104,439	$ 434,070

CATAPULT ADVISORS LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 119,359
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	3,600
(Increase) decrease in:	
Fees receivable	24,300
Prepaid expenses and other assets	(3,690)
Increase (decrease) in:	
Bonus payable	44,991
Accounts payable and accrued expenses	(2,165)
Other liabilities	10,000
Net cash provided (used) by operating activities	196,395
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(3,084)
Net cash provided (used) by investing activiities	(3,084)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of capital lease obligations	(802)
Distributions	(74,368)
Net cash provided (used) by financing activities	(75,170)
Net increase (decrease) in cash and cash equivalents	$ 118,141
Cash and cash equivalents, beginning of year	429,711
Cash and cash equivalents, end of year	$ 547,852
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 294
Income taxes paid	$ 1,600

See independent auditor's report and accompanying notes.

(1)   Organization

Catapult Advisors LLC (the Company) was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of the National Association of Securities Dealers on November 27, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

(2)   Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts

(2)   Summary of Significant Accounting Policies (continued)

        Furniture and Equipment
        Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

(3)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $409,463, which exceeded the requirement by $400,237.

(4)   Risk Concentrations

At December 31, 2005, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $347,852.

Due to the nature of the private placement and merger and acquisition business, the Company's revenue during the period was generated from eight customers. The Company earned 53% of its total revenue from two customers.

(5)   Members

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed (or formerly employed) by the Company.

(6)   Commitments:

        Operating leases
        The Company leases office space in San Francisco, California. The current lease ends March 31, 2006. The future minimum lease payments total $39,170. A portion of the Company's office space is subleased to one tenant. The Company received $85,000 in rent from its subtenant in 2005, which is recorded as an offset against rent expense.

(6)   Commitments (continued)

Capital Lease Obligations
The Company leases equipment under capital lease obligations which expire in July 2006. The assets and liabilities recorded under these capital leases are valued at the fair value. The total equipment under capital lease of $1,613, included in furniture and equipment, is being depreciated over its estimated useful life of three years. Depreciation on equipment under Capital lease of $1,219 was included in depreciation expense for 2005.

Future minimum lease payments required under capital leases are $195 for 2006 only.

(7)   Subsequent Events

The Company expects to distribute approximately $119,359 to members subsequent to December 31, 2005.

SUPPLEMENTAL INFORMATION

CATAPULT ADVISORS LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

As of December 31, 2005

Net Capital
    Total members' equity qualified for net capital $ 434,070

    Less: Non-allowable assets
            Prepaid expenses and other assets $ 19,515
            Property and equipment (net)   5,092
    Total non-allowable assets   24,607
Net capital $ 409,463

Net minimum capital requirement of 6.67% of aggregate
    indebtedness of $138,389 or $5,000, whichever is greater   9,226

Excess net capital $ 400,237

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5
    as of December 31, 2005 $ 419,408

        Increase in non-allowable assets   (4,000)
        Decrease in members' equity   (5,945)
Net capital per above computation $ 409,463

CATAPULT ADVISORS LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer
transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2005

Not applicable

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

<u>Independent Auditor's Report on Internal</u>
<u>Accounting Control Required by SEC Rule 17a-5</u>

Managing Member
Catapult Advisors LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Catapult Advisors LLC (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2005, and this report does not affect our report thereon dated January 24, 2006.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 24, 2006

15